AMBOW EDUCATION HOLDING LTD. LETTERHEAD

May 21, 2018

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Ambow Education Holding Ltd.

Registration Statement on Form F-1

File No. 333-220207

Dear Mr. Spirgel:

On behalf of Ambow Education Holding Ltd., a Cayman Islands company (the “Company”), we have confirmed with our independent registered public accounting firm certain matters discussed with the staff (the “Staff”) of the Securities and Exchange Commission on a telephone call held on May 18, 2018 with respect to exhibit 23.1 to Amendment No. 9 to the Registration Statement on Form F-1/A (the “F-1”) filed on May 9, 2018 by the Company (File No.: 333-220207). Attached please find the letter from Marcum Bernstein & Pinchuk LLP confirming that they practice through one legal entity as requested by the Staff.

Should you have any questions relating to the foregoing, please contact our legal counsel Mitchell S. Nussbaum, Partner at Loeb & Loeb LLP, at 212-407-4159 or mnussbaum@loeb.com.

Sincerely,

Ambow Education Holding Ltd.

/s/ Jin Huang

Name: Jin Huang
Title: Chief Executive Officer

Ambow Education Holding Ltd.

12th Floor, Tower 1, Financial Street,

Chang’an Center, Shijingshan District, Beijing

100043

People’s Republic of China

Ladies and Gentlemen:

As requested, we hereby confirm that the firm of Marcum Bernstein& Pinchuk LLP comprises one legal entity, which single entity practices through a number of international offices. We operate in China as a foreign auditor and comply with all laws relevant to foreign auditors.  The reason we issued consent letters from Guangzhou Office instead of New York Office was due to engagement partner rotation since the current engagement partner is based in Guangzhou, China.  Please let us know if you need any further information in this regard.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

Guangzhou, China

May 21, 2018